RAVE RESTAURANT GROUP, INC.

3551 Plano Parkway

The Colony, Texas 75056

November 6, 2017

VIA EDGAR TRANSMISSION

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Mara Ransom

Re:	Rave Restaurant Group, Inc.
Registration Statement on Form S-3
File No. 333-221169

Dear Ms. Ransom:

Rave Restaurant Group, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated such that the Registration Statement will become effective at 4:00 p.m. (Eastern Time) on Monday, November 6, 2017, or as soon thereafter as practicable.

In making such request, the Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the above-referenced Registration Statement to our outside counsel, Mr. Steven D. Davidson, by telephone at 214-954-6826 or by e-mail at sdavidson@mcslaw.com.

Very truly yours,

RAVE RESTAURANT GROUP, INC.

By:	/s/ SCOTT CRANE
Name: Scott Crane
Title: President & Chief Executive Officer